1-13634

P.E. 12/31/01

02012689

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of December 2001

Tomkins PLC

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: News Release dated 11 December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 11 January 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

TOMKINS

News Release

11 December 2001

Tomkins completes debut Sterling bond issue

Tomkins PLC announces that yesterday it has successfully completed its debut sterling bond issue under its Global Medium Term Note Programme that was signed on 26 October 2001.

£ 150 million of 10 year bonds have been issued through lead managers HSBC, UBS Warburg and ABN AMRO, at a coupon of 8.0 per cent and an issue price of 99.369, (equivalent to a spread of 3 per cent over the March 2012 Gilt).

Ken Lever, Finance Director of Tomkins PLC, commented:

"We are delighted that we have been able to put in place the first stage of our plans to broaden the financing sources of the group and to extend the maturity of our debt facilities."

Enquiries:

Tomkins PLC

Stephen Devany
Head of Corporate Communications
Tel: + 44 (0) 20 8877 5153